SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siguler Guff Global Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 10th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Kirschenblatt   516 222 9111
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – if individual, state last, first, middle name)

369 Lexington Avenue, 25th Flr New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald Spencer _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siguler Guff Global Markets, LLC _____ , as of December 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DELLA JUNG
Notary Public, State of New York
No. 01JU6329711
Qualified in Kings County
Certificate Filed in New York County
Commission Expires August 31, 2019

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)

DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Siguler Guff Global Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Siguler Guff Global Markets, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2013.

New York, New York
March 13, 2018

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	28,221
Prepaid expenses		26,246
Total assets	$	54,467

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	43,492
Member's equity		10,975
Total liabilities and member's equity	$	54,467

See notes to the financial statement

1

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Siguler Guff Global Markets, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees as a placement agent for securities offerings in private investment funds offered by affiliates of the Company. The Company is a subsidiary of Siguler Guff & Company, LP ("Siguler Guff"), a multi-strategy private equity investment firm which, together with its affiliates, has over $10.0 billion of assets under management. The Company was capitalized by Siguler Guff with a contribution of $50,000 on November 21, 2012 and had limited operations prior to becoming a broker-dealer. Affiliated advisory entities, Siguler Guff Advisers, LLC ("SGA") and Russia Partners Management, LLC ("Russia Partners") manage and sponsor a number of U.S. and offshore private investment funds (the "Funds"). SGA, a registered investment adviser with the U.S. Securities and Exchange Commission, provides discretionary investment advisory services to private equity investors through pooled investment vehicles that invest the majority of their assets in privately placed, pooled investment vehicles managed by professional, third party managers and direct investment private equity investments. Russia Partners, a registered investment advisor with the U.S. Securities and Exchange Commission, provides investment advisory services to private equity investors. Russia Partners provides discretionary investment management services to investors that invest the majority of their assets in direct equity and equity-related investments in companies operating in Russia and other states of the former Soviet Union.

The sole business activity of the Company is to act as a placement agent in offerings of interests in the Funds managed by SGA and Russia Partners. The Company offers the Funds to its institutional and high net worth investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of investor funds or securities. Registered persons of the Company communicate with investors by personal contact, telephone, email, letter and other marketing materials, including the offering documents of the Funds.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is recognized when earned and arises from the Company acting as a placement agent for Funds managed by SGA and Russia Partners. Upon a completed placement of Funds, Siguler Guff allocates revenue to the Company for an amount equal to the placement fees earned. Placement fees typically represent a percentage of expected annual revenue to SGA and Russia Partners and such amounts are generally earned over eight quarters after the completed placement of Funds. Additionally, SGGM recognizes placement fee revenue for referral services of certain secondaries transactions.

Concentration of risk

The Company maintains cash in a bank account which is non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction.

Uncertain tax positions

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits at December 31, 2017. No accrued interest and penalties associated with uncertain tax positions were accrued for as of December 31, 2017. The Company does not anticipate significant increases to unrecognized tax benefits in the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions (continued)

Generally, federal, state and local authorities may examine the Company's member's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2014 are no longer subject to examination by tax authorities.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for public business entities in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on the Company's review, management determined that its placement fee revenues do not fall under the scope of the new guidance and there is no impact on the current accounting policies.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company failed to maintain its minimum net capital requirement by $20,271 as defined by the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act. Aggregate indebtedness at December 31, 2017 totaled $43,492. The Company's percentage of aggregate indebtedness to net capital was -284.80%.

4. RELATED PARTIES TRANSACTIONS

Pursuant to a cost sharing agreement with Siguler Guff, the Company is allocated expense for rent, compensation, and general operating expenses paid for by Siguler Guff. The Company participates in a variety of financial and administrative transactions with related parties and may be financially dependent on such parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. **RELATED PARTIES TRANSACTIONS** *(continued)*

Siguler Guff has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

5. **SUBSEQUENT EVENTS**

The Company received a capital contribution of $50,000 on January 18, 2018 to satisfy its minimum net capital requirement.

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 through March 13, 2018, the date the financial statement was available to be issued. Management determined that there are no other material events that would require disclosures in the Company's financial statement.